Exhibit 4.11
Lease agreement dated December 15, 2009 entered into by and between BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, as Lessor and Compañía Vidriera, S.A. de C.V. as Lessee (as amended).
On December 15 2009, Compañía Vidriera, S.A. de C.V. (the “Lessee”) entered into a 15-year lease agreement (the “Lease Agreement”) with Fintech Advisory Limited, through a real estate trust, by means of which 7 key real estate properties strategically located throughout Mexico have been leased for industrial purposes with an annual compensation of US$11,250,000.00. Vitro, S.A.B. de C.V. (“Vitro”) and certain of its subsidiaries own the construction, machinery and equipment adhered to such plots of land. Likewise, Vitro and Skandia Vida, S.A. de C.V., as trustee of certain trust agreement, have an option to purchase such assets pursuant to certain option agreements. The Lease Agreement is governed by Mexican law.
The 7 key real estate properties are as follows:
1.- Alcali “La Huerta” — a recreational center for Alcali’s employees
2.- Real Estate (excluding buildings and other facilities) where Vimosa’s operating facility is located in Monterrey, México
3.- Real Estate (excluding buildings and other facilities) where Vigusa’s facility is located in Guadalajara, Jalisco
4.- Real Estate (excluding buildings and other facilities) where Viquesa’s facility is located in Querétaro, Querétaro
5.- Real Estate (excluding buildings and other facilities) where Virreyes’ facility is located in Tlalnepantala, Estado de México
6.- Real Estate (excluding buildings and other facilities) where Vitolsa’s facility is located in Toluca, Estado de México
7. Real Estate (excluding buildings and other facilities) located at Tlalnepantala, Estado de México